Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. COMPLETES REFINANCING OF CREDIT FACILITY

TORONTO, ONTARIO – Wednesday, October 24, 2012 – Progressive Waste Solutions Ltd.  (NYSE, TSX: BIN) today announced that it has completed a refinancing of its credit facilities through a new $2.35 billion consolidated facility comprised of a $1.85 billion revolver and a $500 million term loan B. The refinancing simplifies and integrates the Company’s capital structure, increasing its total available capacity, and includes an accordion feature to increase the facility size by $750 million in the future, subject to certain conditions. The Company's debt maturity schedule is extended with the new facility, with the revolver maturing in 2017 and term loan B maturing in 2019.

“We are extremely pleased to have replaced our U.S. and Canadian credit facilities with an integrated facility in this attractive rate environment and we appreciate the support of our strong lending group,” said Joseph Quarin, Vice Chairman and Chief Executive Officer, Progressive Waste Solutions Ltd. “We closed our financing with what we believe to be very attractive terms and are positioned for the long term with a significant source of liquidity as we continue to grow our business.”

The Company received a rating upgrade on its new credit facility from Moody’s to Ba1 and S&P maintained its rating of BB+.

About Progressive Waste Solutions Ltd.

Progressive Waste Solutions Ltd. is one of North America's largest full-service, vertically integrated waste management companies, providing non-hazardous solid waste collection, recycling and landfill disposal services to commercial, industrial, municipal and residential customers in 13 states and the District of the Columbia in the U.S., and in six Canadian provinces. The Company's major brands are Progressive Waste Solutions, IESI, BFI Canada and Waste Services. The Company's shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Further information:

Chaya Cooperberg
Vice President, Investor Relations and Corporate Communications
Progressive Waste Solutions Ltd.
Tel: (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com
www.progressivewaste.com

Laura Lepore
Manager, Investor Relations and Corporate Communications
Progressive Waste Solutions Ltd.
Tel: (905) 532-7519
Email: laura.lepore@progressivewaste.com
www.progressivewaste.com